

Mail Stop 4546

October 27, 2016

Michael J. Alexander
Executive Vice President and Chief Executive Officer
Nodak Mutual Insurance Company
1101 First Avenue North
Fargo, ND 58102

Re: NI Holdings, Inc.
Registration Statement on Form S-1
Filed October 11, 2016
File No. 333-214057

Dear Mr. Alexander:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

General

1. We note your responses to prior comments 1 and 3. However, we still have concerns about whether the shares purchased by the ESOP, and by the directors and officers of the Company, will qualify as "*bona fide*" transactions in compliance with Exchange Act Rule 10b-9. To qualify as "bona fide" transactions, the issuer must state/disclose (in the offering materials) whether the purchases by the ESOP will count toward meeting the minimum offering amount. The issuer also must state/disclose (in the offering materials) that the purchases by the ESOP <u>and</u> by the directors and officers of Nodak Mutual will be "for investment and not resale." *See, e.g., Linda A. Wertheimer*, 1986 SEC NO-Act. LEXIS 2272 (April 29, 1986). Also, if the directors and officers of the company are permitted to transfer their purchased shares to the excepted parties, referenced in prior comment 3, please explain the issuer's basis for representing that such purchases are

being acquired and held "for investment purposes" and not resale. Please revise your disclosures accordingly.

2. We refer to your response to prior comment 5 and also note your disclosure on page 85 concerning the statutory requirements, the Stock Order Form presented as Exhibit 99.4, and the third paragraph on page 7 of Exhibit 99.5. Given the structure of the offering, the basis for your prospectus disclosures that "each eligible member will receive 322 subscription rights" is uncertain. In this regard, it appears that the offering is structured so that each policyholder will receive a single subscription right entitling them to purchase between 25 shares and 517,500 shares (*i.e.*, up to 5% subject to availability). Although the redemption value of this right is calculated based on the assumed value of a subscription right for 322 Registrant shares, you do not appear to be issuing 322 separate rights nor are you providing rights to purchase up to 322 Registrant shares. In this regard, we note that a policyholder who subscribes for 25 shares is not entitled to any redemption amount and each subscription right appears to guarantee that a holder will be able to purchase a minimum of 370 shares in this offering given the number of policyholders. Accordingly, please revise the prospectus to remove references to "322 subscription rights" when discussing the subscription process or advise.

Prospectus Cover Page

3. Please revise the cover page to quantify the minimum number of shares each policyholder is guaranteed to receive under the statute assuming all policyholders participate in the offering and seek to maximize their subscription.

Dividend Policy, page 36

4. We note your response to our prior comment 11 and your revised disclosure concerning your dividend policy. However, you do not address why you anticipate that Nodak Mutual Group will waive a substantial portion of the dividends you may pay. Please revise your disclosure to clarify the basis for the second sentence in the second paragraph of this section and discuss the reasons for uncertainty as to waivers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Loss and Loss Adjustment Expense Reserves, page 48

5. Please refer to your response to comment 13. Please revise your disclosure to clarify that the potential impacts shown reflect reasonably likely changes in the factors.

Liquidity and Capital Resources, page 63

6. Please refer to your response to comment 16. The line item states that the amounts are gross but the amounts you populated in the table are net of reinsurance. Please revise the

amounts in the table to exclude reinsurance recoverables so that the total ties to the balance sheet.

Organic Growth Strategy, page 69

7.   We note your response to our prior comment 18 that your expense ratio was 27.48% for the six months ended June 30, 2016, compared to an average expense ratio of 30.5% for your peer group. We note that based on your disclosure on pages 33 and 65, your expense ratio for the six months ended June 30, 2016 was 31.2%. Please reconcile this inconsistency and explain how this affects your claim that you have a cost advantage created by a low expense ratio compared to your peers.

Management

Employee Stock Ownership Plan, page 114

8.   We note your that your revisions to page 114 in response to our prior comment 29 do not include all disclosure that would be required if you were registering the offering of the shares to be offered under the employee stock ownership plan on Form S-8. For instance, and without limitation, we note that you do not provide the information required by Item 1(d) through (j) of Form S-8. Please expand your disclosure to provide the information required by Form S-8.

Exhibit Index

9.   It appears that the exhibits to Exhibit 10.11 are missing. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including exhibits, in their entirety.

10.   Please have counsel revise the opinion in exhibit 8.1 to state clearly that the disclosure in the applicable section of the Form S-1 is the opinion of named counsel. Refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011), Section III.B.2. Also, we refer to the disclosure on page 103 concerning the tax consequences of the subscription rights. Please revise to clarify that the disclosure is counsel's opinion as to these tax consequences rather than stating what the company believes and what position it intends to take based on the advice of named counsel.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Wesley R. Kelso, Esq.
        Stevens & Lee, P.C.